


2X
ULTRA COVER
PAINT+PRIMER

RPM

BY **BUILDING** A **BETTER WORLD,** WE **CREATE VALUE** FOR **ALL**

2026 SUMMARY
ANNUAL REPORT



TABLE OF CONTENTS



Forward-Looking Statements

This annual report includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors, which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include, but are not limited to, those detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Form 10-K for the year ended May 31, 2026, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date hereof.

Euclid Chemical products help repair and extend the life of concrete structures.



CEO LETTER

TO OUR SHAREHOLDERS, ASSOCIATES AND CUSTOMERS

Fiscal 2026 was another year that demonstrated the strength, resilience and adaptability of RPM.

We continued to operate in a VUCA world defined by volatility, uncertainty, complexity and ambiguity. Inflationary pressures, tariff uncertainty, and geopolitical instability have all created challenges worldwide. Yet, as we've done throughout our history, we remained focused on what we could control: serving our customers, supporting our associates, driving operational excellence and creating long-term value.

This year's theme—*By Building a Better World, We Create Value for All*—captures our mission. Every day, our associates solve challenges that matter. They restore aging schools and hospitals, protect critical infrastructure, improve building performance, and create products that people rely on at home, at work and in their communities. As we do this work well, we create value for everyone; our customers get better solutions, our associates build meaningful careers, and our shareholders see sustainable returns.

RPM's diversified portfolio, combined with its repair-and-restoration focus, continued to provide stability in a volatile economic environment. Our businesses serve essential needs that don't disappear during economic uncertainty: roofs still need waterproofing, drywall still needs to be patched, and facilities still need maintenance.

Our operational discipline helped us navigate this environment more effectively than ever. Through procurement initiatives, Lean manufacturing, Green Belt programs, center-led operations and greater connectivity across our businesses, we have continued to strengthen efficiency, resilience and competitiveness. Beyond reducing costs, these improvements allow us to better serve our customers and create value for all.

CONTINUED ON PAGE 2

CEO LETTER CONTINUED FROM PAGE 1

Fiscal 2026 was also an important step in RPM's evolution toward becoming a more collaborative organization. Following our transition to a three-group operating structure, we continued aligning our businesses around shared capabilities, stronger cooperation and greater opportunities for growth. This structure accelerates our focus on a comprehensive systems-selling approach, particularly within our Construction Products Group and Performance Coatings Group, where customers increasingly seek integrated solutions rather than individual products.

Growth remains a key component of our long-term strategy. During this past year, we strengthened our portfolio through strategic acquisitions such as Kalzip, LiteForm, PAVA, Ready Seal and ThruBeam. These businesses expand our systems-selling capabilities and geographic reach. We also continued organic growth investments, such as our new plant in India, to support increasing demand in emerging markets, expanded capacity in several businesses and accelerated product innovation.

In addition, we continued to strengthen our leadership team. Dave Dennsteadt was recently promoted to President & Chief Operating Officer of RPM, Greg Michael was named President of our Performance Coatings Group, and Don Harmeyer was appointed President of our Consumer Group. At the Board level, we welcomed Thomas Gentile, Chairman, Chief Executive Officer & President of Hexcel Corporation, as a Director. These leadership transitions reflect the depth of talent within RPM and position us well for the future while preserving the entrepreneurial culture that has defined our company for generations.

Underlying all of this are the values that guide RPM: Transparency, Trust and Respect. These principles shape how we operate, how we make decisions and how we engage with our stakeholders. They are the foundation of our culture and a key reason RPM continues to thrive through changing conditions.

None of this would be possible without the dedication of our associates, the trust of our customers and the confidence of our shareholders. Thank you for your continued support.



Frank C. Sullivan
Chair and Chief Executive Officer
RPM International Inc.

August 25, 2026

Honoring Distinguished Board Service

In October 2026, we will recognize the retirement of two highly respected members of RPM's board of directors: William Summers, Jr. and Bruce Carbonari.

Bill and Bruce have each contributed more than 20 years of dedicated service to RPM. Throughout their tenure, they have provided invaluable leadership, strategic guidance and governance oversight during a period of significant growth and transformation for our organization. During this period, RPM's annual sales increased from $1.9 billion to $7.9 billion—a gain of over 300%—while the quarterly dividend paid to our shareholders grew by more than 330%. Over the same timeframe, RPM's market capitalization expanded from approximately $2 billion to $14 billion, creating significant value for shareholders. Their experience, insight and commitment to our values have helped strengthen RPM and position us for long-term success.

On behalf of RPM's board of directors, leadership team and associates around the world, we extend our sincere gratitude to Bill and Bruce for their many contributions and lasting impact on RPM.



William Summers, Jr.



Bruce Carbonari

FY26 PERFORMANCE

Since the company's founding in 1947, RPM has grown to become a $7.9 billion multinational leader in specialty coatings, sealants, building materials and related services that are trusted by consumers and professionals. The company operates 120 manufacturing facilities in five regions across the globe. RPM maintains a strong track record of industry-leading returns, with fiscal 2026 marking the 52nd consecutive year of increasing cash dividends paid to our shareholders. This achievement places RPM in an elite category of less than 0.5% of all publicly traded U.S. companies.[1] Additionally, through our **Building a Better World** program, we are ensuring sustainability is integrated into the development, manufacturing and functionality of our products, how we care for our people and how we operate our business.

[1] Source: Stock Analysis


7.26
7.34
7.37
7.86
'23
'24
'25
'26

SALES
($ in billions)


478.7
588.4
688.7
661.4
'23
'24
'25
'26

CONSOLIDATED NET INCOME
($ in millions)


4.30
4.94
5.30
5.53
'23
'24
'25
'26

ADJUSTED DILUTED EPS
(in dollars)


11.6
12.8
13.2
13.0
'23
'24
'25
'26

ADJUSTED EBIT MARGIN
(in percent)


841.6
941.6
976.0
1,019.4
'23
'24
'25
'26

ADJUSTED EBIT
($ in millions)


577.1
1,122.3
768.2
898.7
'23
'24
'25
'26

CASH FLOW FROM OPERATING ACTIVITIES
($ in millions)

NET SALES BY SEGMENT


27%
PERFORMANCE COATINGS GROUP
39%
CONSTRUCTION PRODUCTS GROUP
34%
CONSUMER GROUP


$6.0B North America
$1.2B Europe
$122M Africa/Middle East/Other
$305M Latin America
$179M Asia/Pacific

Financial Footnote
Adjusted EBIT excludes restructuring charges and other items not indicative of ongoing operations of $84.4 million, $110.8 million, $80.8 million and $83.0 million in Fiscal 2026, Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively. Adjusted diluted EPS excludes per share restructuring charges and other items not indicative of ongoing operations of $0.36, ($0.05), $0.38 and $0.58 in Fiscal 2026, Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively. EBIT, adjusted EBIT and adjusted diluted EPS are non-GAAP financial measures. See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

CONSTRUCTION PRODUCTS GROUP

NET SALES: $3.1 billion

Creating and driving the market by solving unique, high-value problems for the construction, restoration and maintenance of the building envelope, air handling and infrastructure

PERFORMANCE COATINGS GROUP

NET SALES: $2.1 billion

Protecting, enhancing and extending the life of industrial, commercial and infrastructure surfaces

OUR THREE-GROUP STRUCTURE

RPM's three-group structure is designed to increase connectivity across businesses, drive synergies, and strengthen operational alignment across our global portfolio while maintaining the entrepreneurial approach to customers through leading brands.

CONSUMER GROUP

NET SALES: $2.7 billion

Building trusted brands and providing innovative solutions to protect, enhance, maintain and build residential and commercial assets

WHAT WE DO


RUST-OLEUM
UNIVERSAL
ADVANCED FORMULA
MATTE METALLIC
PAINT & PRIMER IN ONE
ANY SURFACE • ANY ANGLE
WOOD
METAL
PLASTIC
MASONRY
VENETIAN BRONZE

Formulate Products, Systems & Solutions

RPM helps build a better world by formulating products, systems and solutions that protect, beautify, repair and enhance the performance and longevity of structures, buildings and objects.

CONSTRUCTION PRODUCTS BUILD THE FUTURE



From restoring aging infrastructure to improving building performance and resilience, RPM's Construction Products Group helps customers solve complex construction and maintenance challenges.

As RPM's largest business group, our Construction Products Group is positioned to benefit from powerful, long-term trends such as infrastructure investment, data center construction, HVAC modernization through WTI PureAir, and international expansion.

Through a system-selling approach, RPM's Construction Products Group is meeting the increasing demand for integrated solutions by combining products, technical expertise, services and complementary technologies to deliver greater value and performance for our customers.

Strategic acquisitions of LiteForm and Kalzip also continue to expand the group's capabilities across building envelope, roofing, façade and insulated concrete form systems.

Together with ongoing innovation, these solutions are helping customers improve efficiency, sustainability and project outcomes while extending the life of critical buildings and infrastructure.

Kalzip, a Tremco CPG acquisition, is a global leader in metal roofing and façade systems. *(below)*

LiteForm, a Tremco CPG acquisition, is a U.S.-based manufacturer and designer of ICF systems. *(right, top)*

EUCON R3A is a new, innovative admixture that transforms returned concrete into reusable material. *(right, middle)*

Nudura's HercuWall is an innovative insulated concrete form (ICF) wall system supporting our integrated systems approach. *(right, bottom)*


GU GU




EUCON R3A





PERFORMANCE COATINGS FOR DEMANDING APPLICATIONS

For decades, RPM's Performance Coatings Group has helped protect some of the world's most recognizable industrial, commercial and infrastructure assets, significantly extending their service life and enhancing their performance in even the most demanding environments.

As a key strategic growth platform for RPM, the group is capitalizing on several opportunities across industrial coatings, infrastructure, data centers and other high-performance buildings, and international markets.

Through the expertise of our associates, technical and specified products, and expanding global footprint, RPM's Performance Coatings Group delivers innovative solutions that help customers improve their assets' durability, reliability and operational performance while creating long-term value for shareholders.

Stonkote ESD is a floor system that minimizes static electricity in data centers, semiconductor fabrication plants and clean rooms. *(above)*

ThruBeam, a Fibergrate acquisition, is a UK-based manufacturer of composite manhole and trench covers. *(below)*

Carboline's protective coatings helped safeguard critical launch infrastructure at the NASA Kennedy Space Center. *(below, right)*





CONSUMER BRANDS FOR REPAIR & RESTORATION

RPM's Consumer Group delivers trusted solutions that help consumers repair, restore, protect, maintain and enhance the homes and assets they value most.

While softer consumer demand and lower housing turnover continue to create headwinds, the Consumer Group remains focused on meeting customers' evolving maintenance, repair and home improvement needs.

Built on a portfolio of market-leading brands with strong positions in repair as well as restoration and maintenance, the Consumer Group continues to differentiate itself by offering innovative, high-performance products that extend asset life and help consumers protect their investments.

As homeowners increasingly choose to maintain and improve existing homes rather than relocate, RPM's Consumer Group remains well positioned to capitalize on long-term repair-and-restoration trends while delivering innovative solutions across its diversified portfolio.



Ready Seal, a Rust-Oleum acquisition, is a manufacturer of easy-to-use, Goof Proof premium exterior wood stains. *(left)*

Pink Stuff Squeezable is a convenient, multi-purpose cleaning paste that tackles tough messes with ease. *(below, left)*

DAP Black Foam is an innovative, UV-resistant insulating spray foam with a wide-spray applicator. *(below)*


SQUEEZABLE
THE Star Drops
PINK
STUFF
THE MIRACLE
CLEANING
PASTE
IT'S TOUGH ON STAINS!
EASY TO RINSE & WIPE AWAY
MULTI-PURPOSE CLEANING POWER
Vegan


BLACK FOAM
EXTERIOR FOAM SEALANT & ADHESIVE
DAP



HOW WE DO IT

Build Efficient, Responsible Operations

RPM helps build a better world by responsibly sourcing materials and driving operational efficiency to reduce costs and the consumption of natural resources.

Euclid Chemical's R&D team advances innovative technologies for the construction industry.


Lantech
Associates celebrate the opening of Stonhard's expanded Fort Wayne, Indiana, facility.

DRIVING OPERATIONAL EXCELLENCE

RPM's operational excellence programs continue to help the company navigate volatility more effectively.

Through procurement discipline, manufacturing excellence, Lean initiatives, center-led operations and operating improvement initiatives, RPM is strengthening productivity, improving margins and building long-term resilience across our global footprint. These efforts create a more connected, efficient and agile organization while helping RPM deliver greater value to our customers and shareholders.



Tremco CPG's Wigan, UK, facility tripled its production, while achieving a

98%

right-first-time quality rate and strengthened its safety culture—resulting in significant cost savings.



EUCOMEX and **Mexico's Global Service Center** combined their healthcare purchasing power to **reduce employee insurance costs by up to**

24%

while maintaining the same coverage level.



Stonhard expanded its Fort Wayne, Indiana, facility, which **increased its manufacturing efficiency by up to**

65%

while improving workplace safety and employee retention.


RPM's Global Service Center in India supports businesses across RPM's global portfolio.

CONNECTIVITY ACROSS GLOBAL OPERATIONS

RPM's global footprint is strengthened by the connections that bring our businesses together.

- Rust-Oleum, Stonhard and Carboline co-launched a **new joint European headquarters in The Netherlands** to strengthen connectivity across many of RPM's businesses.
- RPM Europe recently opened a **new, 323,000-square-foot distribution hub in Belgium** that centralizes logistics and operations for multiple brands under the RPM Europe umbrella. *(below)*
- Our **Global Service Centers in India and Mexico** provide shared IT, financial, legal and administrative services across many of RPM's businesses worldwide.
- A **newer, state-of-the-art manufacturing facility in Malaysia** has strengthened our Asia-Pacific construction and industrial coatings platform.

Digital resources, research and development capabilities, operational collaboration and shared services all help RPM leverage expertise across our global portfolio while supporting growth and efficiency.

As RPM continues to expand internationally, particularly across our Construction Products Group and Performance Coatings Group, these connected capabilities create opportunities to accelerate innovation, improve service and strengthen support for our customers around the world.




~50%
reduction in recordable workplace injuries since the creation of RPM's MAP Program

ENHANCING SAFETY & CONTINUOUS IMPROVEMENT

RPM continues to strengthen its culture of safety and continuous improvement, empowering associates to work safer, improve processes and drive operational excellence.

Across the organization, associates are identifying new and unique opportunities to improve processes, strengthen safety performance and drive impactful results. In fact, more than 600 Green Belts trained across 15 countries have helped generate over $43 million in savings while advancing RPM's culture of continuous improvement.

- **Tremco CPG's global safety culture** is fostering a companywide cultural shift by empowering associates to take ownership through open communication and proactive hazard identification.
- At Rust-Oleum's Martin Mathys plant in Belgium, a **Green Belt-led initiative resolved critical production challenges**, delivering $450,000 in cost savings and future sales.
- **Viapol's manufacturing facilities in Brazil achieved significant safety milestones**, with the Caçapava site reaching 309 days without a lost-time incident and the Candeias facility marking five years without a lost-time accident.
- A **continuous improvement initiative at Stonhard's Maple Shade, New Jersey, facility** reduced lead times by 60%, increased throughput by 50% and strengthened the facility's operational agility.


600+
Green Belts trained across
15
countries, generating
$43M
in cost savings



Creating Value for All

RPM creates value for our customers, associates and shareholders through innovative solutions, an entrepreneurial culture, operational discipline and long-term stewardship.

WHY WE DO IT

ASSOCIATES

We deliver superior benefits, rewards and recognition to our associates who invest their time and talent in our combined success.

RPM

CUSTOMERS

We deliver innovative products and solutions to customers with passion and integrity.

STOCKHOLDERS

We deliver superior returns through a growing cash dividend and stock price appreciation to our stockholders who invest their capital and trust in RPM.

VALUE IN ACTION

RPM offers its U.S. associates a competitive benefits package that includes a defined benefit pension plan, 401(k) matching, and continuing education and development opportunities.

52

RPM has increased its cash dividend for 52 consecutive years, an impressive track record that less than 0.5% of all publicly traded U.S. companies can match.

Nudura BuildEase is a new, end-to-end ICF delivery enablement service designed to streamline residential construction through improved efficiency, reduced waste and faster project execution.

WTI PureAir restored a failing air handler system at Copley High School in Ohio for less than half the replacement cost, resulting in cost savings of more than $350,000 for the district.

Stonhard launched a new, state-of-the-art quality control lab at its European manufacturing facility in Alghero, Italy—a move that strengthens RPM's commitment to product excellence.



BOARD OF DIRECTORS

Julie A. Beck[1]
Senior Vice President & Chief Financial Officer, MSA Safety Incorporated

Bruce A. Carbonari[3,4]
Retired Chairman & Chief Executive Officer, Fortune Brands, Inc.

Jenniffer D. Deckard[1]
Chief Finance, Administrative & Operating Officer, The Sisters of Notre Dame of the United States

Salvatore D. Fazzolari[1*,4]
Former Chairman, President & Chief Executive Officer, Harsco Corporation

Thomas C. Gentile, III[2]
Chairman, Chief Executive Officer & President, Hexcel Corporation

Robert A. Livingston (Lead Director)[2*,4]
Retired President & Chief Executive Officer, Dover Corporation

Christopher L. Mapes[2]
Retired Chairman, President & Chief Executive Officer, Lincoln Electric Holdings, Inc.

Craig S. Morford[3]
Retired General Counsel & Corporate Secretary, Exxon Mobil Corporation

Frederick R. Nance[3*,4]
Executive Group Member & Former Global Managing Partner, Squire Patton Boggs (U.S.) LLP

Ellen M. Pawlikowski[1]
General (Retired) of the United States Air Force

Frank C. Sullivan[4*]
Chair & Chief Executive Officer, RPM International Inc.

William B. Summers, Jr.[2]
Retired Chairman & Chief Executive Officer, McDonald Investments Inc.

Elizabeth F. Whited[2]
Retired President, Union Pacific Corporation

[1] Audit Committee
[2] Compensation Committee
[3] Corporate Governance & Nominating Committee
[4] Executive Committee
[*] Denotes Chair of Committee

Pictured left to right:
William B. Summers, Jr. • Elizabeth F. Whited • Thomas C. Gentile, III • Salvatore D. Fazzolari • Jenniffer D. Deckard • Frank C. Sullivan • Craig S. Morford • Robert A. Livingston • Christopher L. Mapes • Julie A. Beck • Frederick R. Nance • Ellen M. Pawlikowski • Bruce A. Carbonari

OFFICERS

Frank C. Sullivan
Chair & Chief Executive Officer

David C. Dennsteadt
President & Chief Operating Officer

Tracy D. Crandall
Vice President – General Counsel & Chief Compliance Officer

Russell L. Gordon
Vice President & Chief Financial Officer

Janeen B. Kastner
Vice President – Corporate Benefits & Risk Management

Lee A. Bowers
Vice President – Environmental, Health & Safety

Paul R. Darwin
Vice President – Procurement

Bryan R. Gillette
Vice President – Internal Audit & Chief Audit Executive

John F. Kramer
Vice President – Corporate Development

Michael J. Laroche
Vice President, Controller & Chief Accounting Officer

Randell McShepard
Vice President – Public Affairs & Chief Talent Officer

Tony R. Nicholson
Vice President – Financial Planning & Analysis

Andrew G. Polanco
Vice President – Operations

Mark T. Rankin
Vice President – Information Technology

Matthew T. Ratajczak
Vice President – Global Tax & Treasurer

Matthew E. Schlarb
Vice President – Investor Relations & Sustainability

Thomas C. Sullivan, Jr.
Vice President – Corporate Development

CONSOLIDATED STATEMENTS OF INCOME

IN THOUSANDS, EXCEPT PER SHARE DATA

(Unaudited)

	Year Ended	
	May 31, 2026	May 31, 2025
Net Sales	$ 7,863,422	$ 7 ,372,644
Cost of Sales	4,605,197	4,322,166
Gross Profit	3,258,225	3,050,478
Selling, General & Administrative Expenses	2,292,130	2,150,537
Restructuring Expense	42,612	24,979
Goodwill Impairment	-	11,352
Interest Expense	111,544	96,543
Investment (Income), Net	(46,889)	(24,099)
Other (Income), Net	(11,512)	(1,594)
Income Before Income Taxes	870,340	792,760
Provision for Income Taxes	207,857	102,433
Net Income	662,483	690,327
Less: Net Income Attributable to Noncontrolling Interests	1,091	1,639
Net Income Attributable to RPM International Inc. Stockholders	$ 661,392	$ 688,688
Earnings per share of common stock attributable to RPM International Inc. Stockholders:		
Basic	$ 5.19	$ 5.38
Diluted	$ 5.17	$ 5.35
Average shares of common stock outstanding – basic	127,049	127,570
Average shares of common stock outstanding – diluted	127,554	128,204

Note: See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS

(Unaudited)

	May 31, 2026	May 31, 2025
ASSETS		
Current Assets		
Cash and cash equivalents	$ 315,188	$ 302,137
Trade accounts receivable	1,700,717	1,551,953
Allowance for doubtful accounts	(39,179)	(42,844)
Net trade accounts receivable	1,661,538	1,509,109
Inventories	1,058,911	1,036,475
Prepaid expenses and other current assets	423,198	322,577
Total current assets	3,458,835	3,170,298
Property, Plant and Equipment, at Cost	2,919,058	2,738,373
Allowance for depreciation	(1,362,540)	(1,264,974)
Property, plant and equipment, net	1,556,518	1,473,399
Other Assets		
Goodwill	1,688,164	1,617,626
Other intangible assets, net of amortization	824,638	780,826
Operating lease right-of-use assets	396,936	370,399
Deferred income taxes	116,474	147,436
Other	303,040	215,965
Total other assets	3,329,252	3,132,252
Total Assets	$ 8,344,605	$ 7,775,949
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 853,524	$ 755,889
Current portion of long-term debt	407,834	7,691
Accrued compensation and benefits	307,299	287,398
Accrued losses	51,258	36,701
Other accrued liabilities	441,148	379,768
Total current liabilities	2,061,063	1,467,447
Long-Term Liabilities		
Long-term debt, less current maturities	2,125,690	2,638,922
Operating lease liabilities	341,283	317,334
Other long-term liabilities	258,641	241,117
Deferred income taxes	244,823	224,347
Total long-term liabilities	2,970,437	3,421,720
Total liabilities	5,031,500	4,889,167
Stockholders' Equity		
Preferred stock; none issued	-	-
Common stock (outstanding 127,643; 128,269)	1,276	1,283
Paid-in capital	1,210,651	1,177,796
Treasury stock, at cost	(1,036,645)	(953,856)
Accumulated other comprehensive (loss)	(447,200)	(533,631)
Retained earnings	3,583,451	3,193,764
Total RPM International Inc. stockholders' equity	3,311,533	2,885,356
Noncontrolling interest	1,572	1,426
Total equity	3,313,105	2,886,782
Total Liabilities and Stockholders' Equity	$ 8,344,605	$ 7 ,775,949

Note: See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

CONSOLIDATED STATEMENTS OF CASH FLOW

IN THOUSANDS

(Unaudited)

	Year Ended	
	May 31, 2026	May 31, 2025
Cash Flows From Operating Activities:		
Net income	**$ 662,483**	**$ 690,327**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	213,490	193,840
Fair value adjustments to contingent earnout obligations	(14,418)	-
Property, plant and equipment impairment	9,721	-
Goodwill Impairment	-	11,352
Deferred income taxes	32,832	(104,507)
Stock-based compensation expense	32,848	27,042
Net (gain) on marketable securities	(25,422)	(4,997)
Net (gain) on sales of assets and businesses	(6,093)	-
Other	(488)	1,269
Changes in assets and liabilities, net of effect from purchases and sales of businesses:		
(Increase) in receivables	(119,345)	(55,037)
Decrease (increase) in inventory	18,523	(34,458)
(Increase) in prepaid expenses and other current and long-term assets	(85,596)	(62,669)
Increase in accounts payable	67,658	84,074
Increase (decrease) in accrued compensation and benefits	14,849	(17,130)
Increase in accrued losses	12,915	3,899
Increase in other accrued liabilities	84,751	35,185
Cash Provided By Operating Activities	**898,708**	**768,190**
Cash Flows From Investing Activities:		
Capital expenditures	(223,507)	(229,930)
Acquisition of businesses, net of cash acquired	(202,403)	(595,770)
Purchase of marketable securities	(34,272)	(85,793)
Proceeds from sales of marketable securities	19,781	87,093
Proceeds from sales of assets and businesses	23,237	-
Other	(10)	(1,134)
Cash (Used For) Investing Activities	**(417,174)**	**(825,534)**
Cash Flows From Financing Activities:		
Additions to long-term and short-term debt	84,000	478,111
Reductions of long-term and short-term debt	(208,862)	(9,008)
Cash dividends	(271,705)	(255,563)
Repurchases of common stock	(77,497)	(69,999)
Shares of common stock returned for taxes	(5,034)	(18,686)
Payments of acquisition-related contingent consideration	-	(1,122)
Other	(3,133)	(1,796)
Cash (Used For) Provided By Financing Activities	**(482,231)**	**121,937**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**13,748**	**165**
Net Change in Cash and Cash Equivalents	**13,051**	**64,758**
Cash and Cash Equivalents at Beginning of Period	**302,137**	**237,379**
Cash and Cash Equivalents at End of Period	**$ 315,188**	**$ 302,137**

Note: See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.



SHAREHOLDER INFORMATION

World Headquarters
RPM International Inc.
2628 Pearl Road, Medina, OH 44256
Phone: 330-273-5090 or 800-776-4488
Website: www.rpminc.com
Email: info@rpminc.com

Annual Shareholders' Meeting
RPM will hold its annual meeting of shareholders virtually on Thursday, October 8, 2026, at 1:30 PM Eastern. Details are available through RPM's website at www.rpminc.com.

Form 10-K & Other Financial Information
Investors may obtain, at no charge, a copy of the RPM Annual Report on Form 10-K and other investor information by contacting RPM's Vice President – Investor Relations & Sustainability at 800-776-4488. The Form 10-K, other public financial reports and news releases may also be obtained electronically through RPM's website at www.rpminc.com.

Corporate Governance
Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Committee Charters and RPM's Governance Documents, are available on RPM's website at www.rpminc.com, under About RPM/Governance Documents. Copies of these materials are also available, without charge, upon written request to RPM at 2628 Pearl Road, Medina, Ohio, 44256.

FinishWorks coatings help enhance the beauty and durability of wood finishes.

Investor & Security Analyst Inquiries
Security analysts and investors with questions regarding RPM should contact Matt Schlarb, Vice President – Investor Relations & Sustainability, at 330-273-5090 or mschlarb@rpminc.com.

Sustainability Report
RPM's sustainability summary can be downloaded at sustainability.rpminc.com. You can also email sustainability@rpminc.com to learn more.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Cleveland, Ohio

Legal Counsel
Calfee, Halter & Griswold LLP, Cleveland, Ohio

Stock Exchange Listing
RPM International Inc. is listed on the New York Stock Exchange with the ticker RPM.

Dividend Payments
Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the last business day of January, April, July and October.

Stock Transfer Agent, Registrar & Dividend Disbursing Agent
Equiniti Trust Company, LLC (EQ), formerly known as American Stock Transfer & Trust Company, or AST, is our stock transfer and dividend disbursing agent. EQ maintains RPM's shareholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Equiniti Trust Company, LLC
55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660
Email: helpAST@equiniti.com
Phone: 800-988-5238 or 718-921-8124 (outside of U.S.)
Website: www.equiniti.com/us/ast-access

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN[1]

Among RPM International Inc.,
the S&P 500 Index and a Peer Group


$250
$200
$150
$100
$50
$0
5/21
5/22
5/23
5/24
5/25
5/26
RPM International Inc.
S&P 500
Peer Group

COMPARISON OF 10-YEAR CUMULATIVE TOTAL RETURN[1]

Among RPM International Inc.,
the S&P 500 Index and a Peer Group


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
5/16
5/17
5/18
5/19
5/20
5/21
5/22
5/23
5/24
5/25
5/26
RPM International Inc.
S&P 500
Peer Group

[1] The graphs above compare the cumulative five- and 10-year total return provided to shareholders on RPM International Inc.'s common stock relative to the cumulative total returns of the S&P 500 Index and customized peer group. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in RPM common stock, the peer group and the index on 5/31/2021 and 5/31/2016 and their relative performance is tracked through 5/31/2026. Peer group companies include: AkzoNobel N.V., Axalta Coating Systems Ltd., Carlisle Companies Inc., H.B. Fuller Company, Masco Corporation, PPG Industries, Inc., The Sherwin-Williams Company and Sika AG.

RPM INTERNATIONAL INC.

2628 Pearl Road
Medina, Ohio 44256
330-273-5090 or
800-776-4488
www.rpminc.com
info@rpminc.com

RPM
LISTED
NYSE

Trademarks Appearing in This Annual Report

2X ULTRA COVER® • AD FIRE PROTECTION SYSTEMS™ • ALEX® • AMT. COMPOSITES™ • API™ • ARNETTE POLYMERS, LLC® • BISON INNOVATIVE PRODUCTS® • BLACK FOAM™ • BUILDEASE™ • CARBOLINE® • D DUDICK® • DAP® • DAYGLO® • DRI-EAZ® • DRYDEX® • DYNAFLEX® • EPOPLEX® • EPOXY SHIELD® • ESD™ • EUCO® • EUCON R3A™ • FIBERGRATE® • FIBREGRID® • FINISHWORKS® • FLOWCRETE® • FPT INFRASTRUCTURE® • GATOR® • GOOF PROOF™ • GRUPO PV™ • HERCUWALL® • HUMMERVOLL INDUSTRIBELEGG™ • ILLBRUCK® • JOUPLAST® • KALZIP® • KEMTILE® • KIRKER® • KOPCOAT® • KRC KEY RESIN COMPANY® • KRUD KUTTER® • KWIK SEAL® • LEGEND BRANDS® • LOGIBALL® • MANTROSE GROUP™ • MATHYS® • MEAN GREEN® • MIRACLE SEALANTS® • MOHAWK® • MORRELLS® • MRT MODERN RECREATIONAL TECHNOLOGIES™ • NATURESEAL® • NUDURA® • NULLIFIRE® • PAINTER'S TOUCH® • PAVA® • PETTIT® • PLASITE® • PLASTIC WOOD® • PRIME RESINS® • PROCHEM® • PROFILE FOOD INGREDIENTS® • PURE AIR CONTROL SERVICES INC.® • RADIANT® • READY SEAL® • ROCKSOLID® • RPM INDUSTRIAL COATINGS GROUP™ • RPM PLATFORM™ • RUST-OLEUM® • SPC SPECIALTY POLYMER COATINGS® • STONHARD® • STONKOTE® • STOPS RUST® • STRATHMORE® • T DRYVIT™ • T NUDURA™ • T TREMCO™ • TCI WHERE YOUR WORLD MATTERS® • THE PINK STUFF® • THE WORLD'S TOUGHEST COATINGS™ • THRUBEAM® • TOR® • TOUCH 'N SEAL® • TREMCLAD® • UNIVERSAL® • VANDEX® • VARATHANE® • VIAPOL® • WATCO® • WELDWOOD® • ZINSSER®